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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        SUNGLASS HUT INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   86736F106
                     (CUSIP Number of Class of Securities)



                              LEONARDO DEL VECCHIO
                         LA LEONARDO FINANZIARIA S.r.l.
                                PIAZZALE LOTTO, 2
                               MILAN 20148 ITALY
                                (39) 02-499-841
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                WITH A COPY TO:

                             JONATHAN GOLDSTEIN, Esq.
                            DANIEL A. NINIVAGGI, Esq.
                                WINSTON & STRAWN
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                 April 19, 2000
            (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rules 13d-1(e), (f) or (g) check the following box: / /

================================================================================

                                  SCHEDULE 13D
--------------------
CUSIP No. 86736F106
--------------------
--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON

      Leonardo Del Vecchio
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Citizen of the Republic of Italy
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER--

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER--
BENEFICIALLY

  OWNED BY          2,259,600
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER--

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER--
    WITH:

                    2,259,600
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficially owns the 2,259,600 shares of common stock, par value $0.01 per share, of the Issuer directly owned by La Leonardo Finanziaria S.r.l.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

      Approximately 5.6%
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--IN


--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

--------------------
CUSIP No. 86736F106
--------------------

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON

      La Leonardo Finanziaria S.r.l.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      BK, 00
--------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Republic of Italy
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER--

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER--
BENEFICIALLY

  OWNED BY          2,259,600
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER--

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER--
    WITH:

                    2,259,600
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,259,600 shares of common stock, par value $0.01 per share.
--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

      Approximately 5.6%.
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--OO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Shares"), of Sunglass Hut International, Inc., a Florida corporation (the "Issuer"), which has its principal executive office at 255 Alhambra Circle, Coral Gables, Florida 33134.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) and (f) This Statement is being filed by Leonardo Del Vecchio, an individual and a citizen of the Republic of Italy, and La Leonardo Finanziaria S.r.l., an Italian limited liability company ("LLF").

      Mr. Del Vecchio has sole control of LLF, which directly owns the 2,259,600 Shares to which this Statement relates, which represents, based on information obtained from the Issuer, approximately 5.6% of the outstanding Shares of the Issuer as of February 3, 2001.

     (b)  (i)     Mr. Del Vecchio's business address is:

                  Piazzale Lotto, 2
                  Milan 20148, Italy

          (ii)    The address of the principal office of LLF is:

                  Piazzale Lotto, 2
                  Milan 20148, Italy

     (c)  (i)     Mr. Del Vecchio is the Chairman of the Board
                  of Luxottica Group S.p.A., an Italian
                  corporation ("Luxottica").

          (ii) The principal business of Luxottica is the design, manufacture, marketing and distribution of high quality prescription frames and sunglasses in the mid- and premium-priced categories. The address of the principal office of Luxottica is Piazzale Lotto, 2, Milan 20148, Italy.

          (iii)   LLF is in the business of acquiring investment securities.

          (vii) Mr. Del Vecchio is the sole director and executive officer of LLF.

      (d) and (e) During the last five years, none of the reporting persons on this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      LLF acquired all of the 2,259,600 Shares it owns in open market purchases using available cash on hand and funds from available lines of credit as follows:





Date of Purchase              Number of             Price per
                              Shares                Share
                              Purchased               ($)
---------------------------------------------------------------
March 17, 2000                278,500               7.29
---------------------------------------------------------------
March 20, 2000                  1,000               7.50
---------------------------------------------------------------
March 21, 2000                 73,100               7.72
---------------------------------------------------------------
March 27, 2000                226,900               7.78
---------------------------------------------------------------
March 28, 2000                179,200               7.89
---------------------------------------------------------------
March 29, 2000                225,000               7.92
---------------------------------------------------------------
March 30, 2000                112,200               7.96
---------------------------------------------------------------
March 31, 2000                221,000               7.95
---------------------------------------------------------------
April 3, 2000                 142,300               7.85
---------------------------------------------------------------
April 4, 2000                 101,000               7.84
---------------------------------------------------------------
April 5, 2000                  89,700               7.65
---------------------------------------------------------------
April 6, 2000                  51,900               7.94
---------------------------------------------------------------
April 7, 2000                 156,800               8.27
---------------------------------------------------------------
April 12, 2000                  3,200               8.00
---------------------------------------------------------------
April 13, 2000                 37,700               8.07
---------------------------------------------------------------
April 14, 2000                 55,400               7.64
---------------------------------------------------------------
April 17, 2000                157,200               7.63
---------------------------------------------------------------
April 18, 2000                 36,500               7.56
---------------------------------------------------------------
April 19, 2000                111,000               7.58
---------------------------------------------------------------




ITEM 4.  PURPOSE OF TRANSACTION.

      The Shares were acquired in a series of open market purchases that were made during the period from March 17, 2000 through April 19, 2000. Such purchases were made for investment purposes. The reporting persons were aware at the time of such purchases that the Issuer, among other eyeware industry companies, might be a possible business combination candidate for Luxottica. Ultimately, as more fully described in the Tender Offer Statement referred to below, Luxottica, for which Mr. Del Vecchio, one of the reporting persons, serves as the Chairman of the Board of Directors and which he controls, negotiated the terms of and entered into a definitive Agreement and Plan of Merger, dated as of February 22, 2001, pursuant to which Luxottica agreed to acquire all of the Issuer's outstanding Shares through a cash tender offer (the "Tender Offer"), followed by a second-step merger. Luxottica, Luxottica S.p.A., an Italian corporation and a wholly-owned subsidiary of Luxottica, and Shade Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Luxottica S.p.A., filed their Tender Offer Statement on Schedule TO under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Tender Offer on March 5, 2001.

     The purchase of Shares was effected pursuant to an investment plan initiated by LLF in March 2000. At the time LLF embarked on its investment plan, LLF intended to acquire approximately 4.9% of the issued and outstanding Shares based on information contained in the Issuer's Form 10-Q for its fiscal quarter ended October 30, 1999, which was filed on December 3, 1999. However, in the course of the preparation of the Tender Offer Statement in late February 2001, the reporting persons first became aware that the purchase of Shares made by LLF on April 19, 2000, the final purchase date in the implementation of its investment plan, resulted in LLF owning more than 5.0% of the issued and outstanding Shares based on the number of such outstanding Shares reported on the Issuer's Form 10-K for the fiscal year ended January 29, 2000 (the "Issuer Form 10-K") which was filed on the same date as the date of such purchase, April 19, 2000. The Issuer Form 10-K reflected a significantly reduced number of outstanding Shares as a result of a stock repurchase program undertaken by the Issuer. The Issuer continued to repurchase Shares during 2000, resulting in the reporting persons ultimately beneficially owning approximately 5.6% of the outstanding Shares, based on information as of February 3, 2001.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) LLF directly owns all of the 2,259,600 Shares to which this Statement relates, which number of Shares constitutes, based on information obtained from the Issuer, approximately 5.6% of the total outstanding Shares as of February 3, 2001. By virtue of his control of LLF, Mr. Del
Vecchio beneficially owns the Shares directly owned by LLF.

      (b) Mr. Del Vecchio shares with LLF the power to direct the vote and disposition of all of the 2,259,600 Shares held by LLF.

      (c) None of the reporting persons on this Statement effected any transaction in the Shares during the 60 days preceeding the date of filing of this Statement. The information set forth in Item 3 of this Statement is incorporated by reference in this Item 5(c).

      (d) Other than LLF, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares to which this Statement relates.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 5, 2001
                                          /s/ Leonardo Del Vecchio
                                          ------------------------
                                          Leonardo Del Vecchio



      After reasonable inquiry and to the best of the undersigned's belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: March 5, 2001


                                          La Leonardo Finanziaria S.r.l.

                                          By: /s/ Leonardo Del Vecchio
                                              -----------------------------
                                              Name: Leonardo Del Vecchio
                                              Its:  Sole Director and Sole
                                                    Executive Officer

                           JOINT FILING STATEMENT
                       PURSUANT TO RULE 13D-1(K)(1)



The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 5, 2001
                                        /s/ Leonardo Del Vecchio
                                        ----------------------------------
                                        Leonardo Del Vecchio



                                        La Leonardo Finanziaria S.r.l.

                                        By: /s/ Leonardo Del Vecchio
                                            ------------------------------
                                            Name:  Leonardo Del Vecchio
                                            Its:   Sole Director and Sole
                                                   Executive Officer